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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel 852 2533 3388 fax	William F. Barron* Bonnie Chan* Karen Chan† Paul K. Y. Chow*† James C. Lin*	Gerhard Radtke* Martin Rogers† Patrick S. Sinclair* Miranda So* James Wadham†
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

August 15, 2018

Re:	Tencent Music Entertainment Group (CIK No. 0001744676)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1

Confidentially Submitted on July 6, 2018

Confidential

Ms. Kathleen Krebs

Mr. William Mastrianna

Mr. Terry French

Ms. Claire Delabar

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Krebs, Mr. Mastrianna, Mr. French, and Ms. Delabar:

On behalf of our client, Tencent Music Entertainment Group, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 2, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 6, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other Staff of the Commission for your prompt response to the Company’s request for comments.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	August 15, 2018

To facilitate your review, we have separately delivered to you four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears. The Company respectfully advises the Staff that subject to the Staff’s comments and market conditions, it plans to publicly file its registration statement on or around September 7, 2018.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2018 and comparable financial information for the same period in 2017, (ii) its unaudited consolidated quarterly results of operations for the eight quarters ended between September 30, 2016 and June 30, 2018, respectively, and (iii) other information and data to reflect recent developments.

*             *             *             *

Our Platform, page 1

1.

Please provide greater detail regarding your platform. Clarify whether this term is used to collectively refer to your four flagship brands or whether your platform entails a separate technological structure, entity, network, etc.

In response to the Staff’s comment, the Company has revised disclosure on pages 1, 81 and 118 of the Revised Draft Registration Statement to clarify that the Company’s platform refers to the entire TME online music entertainment platform which consists of its online music and social entertainment services, supported by its content offerings, technology and data.

2.

Please provide a definition for your use of “daily active user” in your statement that “[o]ur users are highly engaged, with each daily active user on average spending over 70 minutes per day on our platform in the first quarter of 2018.”

In response to the Staff’s comment, the Company has revised disclosure on page 10 of the Revised Draft Registration Statement to provide the requested definition for “daily active user.”

Prospectus Summary

Overview, page 1

3.

Please clarify whether substantially all of your operations and customers are located in the PRC, or whether you have material international operations or customers, or intentions to expand outside the PRC.

The Company respectfully submits that (i) substantially all of its operations and customers are located in the PRC, (ii) the Company does not have any material international operations or user base, and (iii) it currently does not have plans for any material overseas expansion. In response to the Staff’s comment, the Company has revised disclosure on pages 7 and 73 of the Revised Draft Registration Statement to clarify that substantially all of its operations and users are currently located in the PRC and that currently it does not have plans for any material overseas expansion.

Securities and Exchange Commission	3	August 15, 2018

4.

Please revise your disclosure in the beginning of the prospectus summary to clarify that the registrant, a Cayman Islands holding company, does not directly own substantially all of your business operations in the PRC and the businesses you are describing are the businesses of your variable interest entities.

In response to the Staff’s comment, the Company has revised disclosure on page 1 of the Revised Draft Registration Statement.

5.

We note that Tencent Holdings owns or operates music streaming apps such as Joox and Gaana outside of the PRC. Please discuss here and throughout your filing whether you expect to compete with these apps, and whether you believe the existence of these apps could impede or discourage you from operating overseas.

The Company respectfully submits that it currently does not plan to compete with either Joox or Gaana outside of the PRC as its primary focus is the PRC online music entertainment market which it believes possesses tremendous growth potential. The Company further submits that it may seek to expand overseas operations if it determines such expansion to be in the best interests of its shareholders and such decision is not impeded by the existence of Joox and Gaana. In response to the Staff’s comment, the Company has revised disclosure on pages 38 and 77 of the Revised Draft Registration Statement.

Market Opportunity, page 2

6.	To provide context to your disclosure about China’s online music services paying ratio, please disclose the “leading global player” that is used as a comparison.

In response to the Staff’s comment, the Company has revised disclosure on pages 4 and 122 of the Revised Draft Registration Statement to delete the comparison.

Our Strengths, page 3

7.

The discussion of your music entertainment products on page 3 is followed by a statement that your platform “integrates these products seamlessly...” Please discuss how your four flagship products are integrated with each other.

The Company respectfully submits that its four flagship products are integrated in terms of content library and featured services in the following ways. In terms of content, the three online music products are substantially integrated as they share access to the same music library that the Company licenses from music labels. Such music content is also made available to users of its online karaoke services if permitted by the terms of the relevant license agreements. In terms of featured services, as previously disclosed on page 2 of the Revised Draft Registration Statement, users can access online karaoke or live streaming services from the Company’s online music products. In response to the Staff’s comment, the Company has revised disclosure on pages 3 and 120 of the Revised Draft Registration Statement to clarify this.

Securities and Exchange Commission	4	August 15, 2018

8.

We note your statement on page 3 that “[o]ur online karaoke social community, primarily WeSing, enables users to have fun by singing and interacting with friends, with most activities taking place between users already connected on Weixin/WeChat or QQ.” We also note your statement that QQ Music was launched as a standalone online music service brand. Please clarify the degree to which WeSing or QQ Music users need to download and use Weixin/WeChat or QQ to fully utilize the functionality of the apps. For example, in order for a user to interact with friends on WeSing, does the user need to also use Weixin/WeChat (or QQ) to facilitate that interaction? Please also clarify the degree to which Kugou and Kuwo have the same level of connectivity and integration with Weixin/WeChat, QQ, or other applications.

The Company respectfully submits that users need to have a Weixin/WeChat or QQ account to register with and access services and functions on WeSing as WeSing is primarily used by users to socialize with their family and friends on Weixin/WeChat or QQ through music. In return, such integration also enriches Tencent’s content ecosystem by providing Weixin/WeChat or QQ users with convenient access to the Company’s content library.

For QQ Music, Kugou and Kuwo, users do not need to have a Weixin/WeChat or QQ account, nor do they need to download or open the Weixin/WeChat or QQ apps, before using QQ Music, Kugou or Kuwo. In response to the Staff’s comment, the Company has revised disclosure on pages 126, 131 and 132 of the Revised Draft Registration Statement to clarify the relationships between its products and Weixin/WeChat and QQ from a user experience perspective.

9.

In your discussion of monetization on page 4, disclose the percentage of revenues derived from online music services and music-centric social entertainment services, respectively, in 2017 and the first quarter of 2018.

In response to the Staff’s comment, the Company has revised disclosure on pages 4 and 122 of the Revised Draft Registration Statement.

10.

You state on page 4 that you “benefit from unique access to Tencent’s massive user base” which in turn “facilitates the organic growth of our user base.” You also state that you “benefit from opportunities to collaborate with other platforms in the Tencent ecosystem.” To provide balance, disclose that your business constituted only a small portion of Tencent’s ecosystem and Tencent may make strategic business decisions, or suffer adverse trends, that may disrupt or discontinue your collaborations or access to Tencent’s user base.

In response to the Staff’s comment, the Company has revised disclosure on page 39 of the Revised Draft Registration Statement. The Company respectfully submits that its online music entertainment business forms as an integral and important part of Tencent’s content ecosystem, even though the Company’s financial contribution to Tencent was not material during the periods presented.

Our Challenges, page 5

11.

Please disclose that your PRC operating entities do not have all of their required PRC operating permits and licenses pertaining to their online services. We refer to the disclosure under your risk factor on page 25 entitled, “China’s internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits applicable or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

In response to the Staff’s comment, the Company has revised disclosure on page 6 of the Revised Draft Registration Statement.

Securities and Exchange Commission	5	August 15, 2018

Corporate Structure, page 7

12.	Please clarify here and on page 73 which VIEs control each of QQ Sing, WeSing, Kugou, and Kuwo.

The Company respectfully advises the Staff that:

•	Tencent Music Shenzhen, a wholly owned subsidiary of Guangzhou Kugou, operates the Company’s online music services, QQ Music, and online karaoke business, WeSing;

•	Guangzhou Kugou, one of the Company’s VIEs, operates the online music business of Kugou Music and the live streaming business of Kugou Live; and

•	Beijing Kuwo, one of the Company’s VIEs, operates the online music business of Kuwo Music and the live streaming business of Kuwo Live.

In response to the Staff’s comment, the Company has revised disclosure on pages 7, 8, 73 and 74 of the Revised Draft Registration Statement to clarify these.

13.	Please provide more information regarding the purpose of the Xizang Qiming VIE.

The Company respectfully advises the Staff that it incorporated Xizang Qiming as a holding company to make investments, primarily in the online music and entertainment industry in China, with a goal to strengthening the market position of the Company in China’s music industry.

14.	We note that neither the company nor Tencent Holdings currently has a dual-class structure. Please discuss why you are instituting a dual-class structure in connection with the offering.

The Company respectfully submits to the Staff that the dual-class voting structure has been principally discussed by the board of directors of the Company (the “Board”) with the detailed terms pending approval by the Board and the existing shareholders of the Company. The majority of the Board are not Tencent employees or affiliates.

The Board believes a dual-class structure would enable the Company to create greater and more sustainable long-term value for its shareholders after the initial public offering because such structure would allow the Company to (i) strengthen its relationship with its long-term shareholders, including Tencent which is a long-term strategic shareholder that has and is expected to continue to be instrumental to the Company’s success, (ii) obtain greater flexibility in exploring future equity and other financing options as well as potential M&A opportunities in the best interests of the Company and all of its shareholders, without substantially diluting such shareholders’ voting power, and (iii) protect the Company from potentially disruptive and value destructive hostile takeovers and other situations, such as proxy contests with potentially value destructive proposals. In addition, the existence of a dual-class structure provides stability to the Company and its shareholders in a highly regulated environment in China and enhances its ability to execute business strategies to maximize shareholder value over the long term under the leadership of the Board and its senior management.

The Company further respectfully notes to the Staff that amongst the public companies with a dual-class structure, many had adopted such structure that went effective immediately upon their initial public offerings. Furthermore, as disclosed on pages 165 to 167 of the Revised Draft Registration Statement and mentioned in its response to Question No. 43, the Company expects to implement a series of corporate governance measures in accordance with the applicable SEC and stock exchange rules to minimize conflicts of interests that could potentially arise between its controlling and minority shareholders.

Securities and Exchange Commission	6	August 15, 2018

The Company has included a comprehensive risk factor on the impacts of the dual-class structure on page 60 of the Revised Draft Registration Statement. Once approved by the Board and the shareholders of the Company, the Company will expand current disclosure to include detailed terms of the dual-class structure and the underlying rationale.

15.

Please disclose why you do not directly own your operations in China, but use contractual arrangements with VIEs instead. Disclose that, if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs’ financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs. Disclose that you rely on dividends and other distributions paid to you by PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary. Disclose the amount of dividends and fees that you expect to collect. Disclose that this does not mean that you are able to have unfettered access to your PRC subsidiary’s and VIEs’ revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.

In response to the Staff’s comment, the Company has revised disclosure in the Revised Draft Registration Statement or provided an explanation if the Company has not so revised the Revised Draft Registration Statement. The relevant portion of the Staff’s comment is repeated below in italics, followed by the Company’s response:

Disclose why you do not directly own your operations in China, but use contractual arrangements with VIEs instead.

•	The Company has included additional disclosure on page 39 of the Revised Draft Registration Statement to clarify the purposes of using contractual arrangements.

Disclose that, if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs’ financial results with your financial results.

•	The Company has included additional disclosure on pages 41 and 42 of the Revised Draft Registration Statement to address such risks.

Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs.

•	The Company respectfully advises the Staff that the historical revenue contribution from VIEs has previously been disclosed on page 109 in the Revised Draft Registration Statement.

Disclose the amount of dividends and fees that you expect to collect.

•	The Company has included additional disclosure on page 108 of the Revised Draft Registration Statement.

Securities and Exchange Commission	7	August 15, 2018

Disclose that you rely on dividends and other distributions paid to you by PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary. Disclose that this does not mean that you are able to have unfettered access to your PRC subsidiary’s and VIEs’ revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.

•

The Company respectfully submits that it has previously disclosed on pages 46 through 51 the risks associated with its reliance on dividends and other distributions paid by its PRC subsidiaries and the limitation on the ability of its PRC subsidiaries to make such payments imposed by PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. The Company has also included additional disclosure on page 108 of the Revised Draft Registration Statement to provide additional disclosure on its reliance on dividends and other distributions paid to the Company by its PRC subsidiaries which in turn depends on the payments made by its PRC subsidiaries.

16.

Please provide greater detail regarding the shareholders of your VIEs. While we note that you identify the shareholders of these entities, please also disclose their percentage ownership in the VIEs and whether they have any relationship with the company or the company’s affiliates such as Tencent Holdings.

The Company respectfully advises the Staff that the following tables illustrate the shareholders of its VIEs, and their relationship with the Company or its affiliates. In response to the Staff’s comments, the Company has revised disclosure on pages 7, 8, 73 and 74 of the Revised Draft Registration Statement to provide the requested additional information.

(i)	Guangzhou Kugou

Name of Shareholders	Shareholding Percentage	Relationships with the Company or its Affiliates
Linzhi Lichuang Information Technology Co., Ltd.	54.87%	Linzhi Lichuang Information Technology Co., Ltd. is an affiliate of Tencent

Shenzhen Litong Industry Investment Fund Co., Ltd.	6.77%	Shenzhen Litong Industry Investment Fund Co., Ltd. is an affiliate of Tencent

Mr. Zhenyu Xie	6.59%	Mr. Zhenyu Xie serves as the Co-President and a director of the Company, and beneficially owns the Company’s shares

Mr. Guomin Xie	9.99%	Mr. Guomin Xie serves as the Co-President and a director of the Company, and beneficially owns the Company’s shares

Securities and Exchange Commission	8	August 15, 2018

Name of Shareholders	Shareholding Percentage	Relationships with the Company or its Affiliates
Mr. Liang Tang	2.73%	Mr. Liang Tang is a director of the Company, and was designated as a nominee shareholder of Guangzhou Kugou by CICFH Group Limited and affiliated entities, each as a minority shareholder of the Company

Ms. Huan Hu	1.18%	Ms. Huan Hu was designated as a nominee shareholder of Guangzhou Kugou by Cagico Technology Limited and Time Heritage Enterprises Limited, each as a minority shareholder of the Company

Mr. Hanjie Xu	0.55%	Mr. Hanjie Xu was designated as a nominee shareholder of Guangzhou Kugou by Polycon Investment Limited, a minority shareholder of the Company

Hangzhou Yong Xuan Yong Ming Capital Investment Partnership (Limited Partnership)	0.74%	Hangzhou Yong Xuan Yong Ming Capital Investment Partnership (Limited Partnership) was designated as a nominee shareholder of Guangzhou Kugou by Power Stream Holdings Limited, a minority shareholder of the Company

Kashi Tianshan Red Sea Venture Capital Co., Ltd.	2.94%	Kashi Tianshan Red Sea Venture Capital Co., Ltd. was designated as a nominee shareholder of Guangzhou Kugou by Red Earth Innovation International Company Limited, a minority shareholder of the Company

Mr. Jianming Dong	1.48%	Mr. Jianming Dong was designated as a nominee shareholder of Guangzhou Kugou by Qifei International Development Co. Ltd., a minority shareholder of the Company

Ms. Yaping Gao	1.10%	Ms. Yaping Gao was designated as a nominee shareholder of Guangzhou Kugou by Best Tactic Global Limited, a minority shareholder of the Company

Guangzhou Lekong Investment Partnership (Limited Partnership)	1.08%	Guangzhou Lekong Investment Partnership (Limited Partnership) was initially formed as the employee equity incentive platform, with Mr. Zhenyu Xie being its general partner, of Guangzhou Kugou prior to the contractual arrangements. The options or other rights historically granted by Guangzhou Kugou to employees have been rolled over to the options or other rights under the Company’s employee equity incentive plan

Securities and Exchange Commission	9	August 15, 2018

Name of Shareholders	Shareholding Percentage	Relationships with the Company or its Affiliates
Mr. Zhongwei Qiu	9.99%	Mr. Zhongwei Qiu was designated as a nominee shareholder of Guangzhou Kugou by PAGAC Music Holding II Limited and PAGAC Music Holding II LP, each a minority shareholder of the Company

Total	100%

(ii)	Beijing Kuwo

Name of Shareholders	Shareholding Percentage	Relationships with the Company or its Affiliates
Linzhi Lichuang Information Technology Co., Ltd.	61.64%	Linzhi Lichuang Information Technology Co., Ltd. is an affiliate of Tencent

Mr. Guomin Xie	23.02%	Mr. Guomin Xie serves as the Co-President and a director of the Company, and beneficially owns the Company’s shares

Mr. Lixue Shi	15.34%	Mr. Lixue Shi serves as the Group Vice President of the Company

Total	100%

(iii)	Shenzhen Ultimate Music

Name of Shareholders	Shareholding Percentage	Relationships with the Company or its Affiliates
Tencent Music Shenzhen	96.10%	Tencent Music Shenzhen is a wholly owned subsidiary of Guangzhou Kugou

Mr. Gang Ding	1.95%	Mr. Gang Ding serves as an employee of the Company

Mr. Xiudong Ma	1.95%	Mr. Xiudong Ma serves as an employee of the Company

Total	100%

(iv)	Xizang Qiming

Name of Shareholders	Shareholding Percentage	Relationships with the Company or its Affiliates
Mr. Qihu Yang	50.00%	Mr. Qihu Yang is the General Counsel of the Company

Securities and Exchange Commission	10	August 15, 2018

Name of Shareholders	Shareholding Percentage	Relationships with the Company or its Affiliates
Ms. Min Hu	50.00%	Ms. Min Hu is the Chief Financial Officer of the Company

Total	100%

Conventions Which Apply to this Prospectus, page 9

17.	Clarify whether “users” as discussed in the definition of the iResearch “paying ratio” includes non-mobile users or whether it refers to mobile-only users.

In response to the Staff’s comment, the Company has revised disclosure on page 10 of the Revised Draft Registration Statement to clarify that the definition of “paying ratio” includes both mobile and non-mobile users.

The Offering

Use of Proceeds, page 13

18.

Please clarify here and throughout your filing that you will not be receiving any proceeds from the Assured Entitlement Distribution. If this is not the case, please clarify and provide additional detail.

The Company respectfully submits that whether it will receive any proceeds from the Assured Entitlement Distribution depends on whether Tencent will acquire additional Class A ordinary shares from the Company to meet its obligations pursuant to the Assured Entitlement Distribution. The Company respectfully submits that it is still currently discussing details of Assured Entitlement Distribution with Tencent, including whether Tencent will be acquiring additional Class A ordinary shares from the Company, and plans to finalize the terms before launching the roadshow for the offering. The Company will expand current disclosure to include the required details of the Assured Entitlement Distribution as soon as its terms are finalized. Tencent also expects to concurrently publicly announce the terms of the Assured Entitlement Distribution in accordance with applicable Hong Kong listing rules.

Assured Entitlement Distribution, page 14

19.

Please clarify when the company intends to set the terms of and carry out the Assured Entitlement Distribution. It is unclear from current disclosures whether this will take place before the offering or simultaneously with it. Please also clarify whether TME will absorb any of the costs associated with undertaking this distribution, including professional fees and the actual cost of the anticipated cash distributions. If you anticipate that Tencent Holdings will fund the distribution and its associated costs please disclose that fact. Also disclose whether any proceeds from this offering will be used to pay for or facilitate the Assured Entitlement Distribution.

The Company respectfully submits that it expects the Assured Entitlement Distribution to take place concurrently with the offering. As mentioned in its response to Question No. 18 above, it is still in the process of finalizing the other terms of Assured Entitlement Distribution with Tencent and plans to finalize the terms before launching the roadshow for the offering. The Company will expand current disclosure to include the required details of the Assured Entitlement Distribution as soon as its terms are finalized. The Company will also advise the Staff once it finalizes the related cost/expense arrangements with Tencent.

Securities and Exchange Commission	11	August 15, 2018

Use of Proceeds, page 63

20.

We note that you intend to use the net offering proceeds for purposes that relate to your operations conducted in the PRC. We also note that you are only permitted under PRC laws and regulations to provide funding to your PRC subsidiaries through loans and capital contributions and to your VIEs through loans, subject to applicable government registration and approval requirements. To provide context, please quantify how much of your net offering proceeds would likely be available for investment in your PRC operations. For example, quantify the current statutory limits on your ability to loan or make capital contributions to your PRC subsidiaries and to make loans to your VIEs. Also disclose, if true, that you expect the IPO proceeds to be used in China in the form of RMB and, therefore, your PRC subsidiary, VIEs and their subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB. Lastly, discuss how long it would take and how likely it would be that you would receive the necessary approvals to use the proceeds for the intended purposes.

In response to the Staff’s comment, the Company has revised disclosure on page 63 of the Revised Draft Registration Statement.

Corporate History and Structure, page 72

21.

You state that you acquired a 100% equity interest in Ultimate Music, Inc., “a provider of online music services to smart devices.” Please provide more information regarding what these online music services entail.

In response to the Staff’s comment, the Company has revised disclosure on page 72 of the Revised Draft Registration Statement.

Our Relationship with Tencent, page 77

22.

We note your statement that you “will continue to operate independently from Tencent” after you become a public company. Please qualify this statement by addressing areas in which you will continue to be dependent upon Tencent, such as linkages with Tencent’s social, communication, and payments apps and systems.

In response to the Staff’s comment, the Company has revised disclosure on page 77 of the Revised Draft Registration Statement to clarify that the Company plans to continue its cooperation with Tencent in a number of areas in accordance with its master business cooperation agreement with Tencent.

23.

You state that you have historically cooperated with Tencent Holdings in a number of areas including “user acquisition.” Please disclose if you have any plans to continue this specific area of cooperation moving forward and discuss how the user acquisition relationship will function in practice.

In response to the Staff’s comment, the Company has revised disclosure on pages 5 and 77 of the Revised Draft Registration Statement. The Company respectfully submits that it plans to continue to cooperate with Tencent to attract user traffic to its platform from Tencent’s massive user base. For example, the music module embedded in the QQ app allows QQ users to seamlessly access QQ Music.

Securities and Exchange Commission	12	August 15, 2018

Selected Consolidated Financial Data, page 78

24.

We note that your historical results of operations for 2016 do not include the results of CMC prior to the acquisition on July 12, 2016. We also note that CMC had net revenues of RMB1.9 million for the period through July 12, 2016 and the revenues for the registrant were RMB4.4 million for 2016, including CMC subsequent to July 12, 2016. Based on the significance of CMC prior to the acquisition, it appears that CMC is a predecessor to the registrant. Please expand the disclosure in Selected Financial Data to provide predecessor financial information, pro forma financial information using the guidance in Article 11 of Regulation S-X and expand the notes to the Selected Consolidated Financial Data to include sufficient detail of CMC historical results of operations to facilitate comparison of the periods presented. Also revise the presentation in MD&A and elsewhere in the document.

Historical Financial Information of CMC as the Predecessor to the Company

The Company respectfully advises the Staff that the Company refers to the guidance in section 1170 of SEC Financial Reporting Manual and believes that Tencent’s Online Music Business is the predecessor of the Company based on factors, including their (i) relative sizes, including but not limited to their respective revenues, (ii) relative fair value, and (iii) ongoing management structure after the business combination.

(i)

Tencent’s Online Music Business was launched in 2003, a year before Kugou Music was launched. While both Tencent’s Online Music Business and CMC operated online music business and social entertainment services prior to the Transaction (as defined below), Tencent’s Online Music Business was more focused on providing online music services, whereas CMC also offered live streaming services. Apart from revenues, the size of the user base of Tencent’s Online Music Business’s daily active users was comparable to that of CMC, while its number of pay users was approximately 3.7 times of CMC’s paying user base in July 2016. In addition, the size of Tencent’s Online Music Business’s music content library was also larger than that of CMC prior to the Transaction;

(ii)

In connection with the Transaction, CMC issued an aggregate of 1,290,862,550 ordinary shares, representing approximately 110% of its outstanding ordinary shares, in exchange for Tencent’s Online Music Business (i.e., Tencent’s Online Music Business accounted for approximately 52% of the combined company). This indicates that the value of Tencent’s Online Music Business was larger than that of CMC prior to the Transaction; and

(iii)

Since the Transaction, the Company has been managed by Tencent’s Online Music Business at both the board and the management level. At the board level, Tencent, as the owner of Tencent’s Online Music Business, has the right to appoint a majority of the board at its current ownership level, subject to certain conditions. At the management’s level, both the Chief Executive Officer and Chief Financial Officer of the Company have been designated by Tencent’s Online Music Business since the Transaction, as agreed by the parties in connection with the Transaction.

Based on the above, the Company determines that Tencent’s Online Music Business is the predecessor of the Company. Accordingly, the consolidated financial statements of the registrant were presented as a continuation of the financial statements of the accounting acquirer, Tencent’s Online Music Business.

The Company further advises the Staff that it believes the consolidated financial statements of CMC as of July 12, 2016 and for the period from January 1, 2016 to July 12, 2016 provide investors with sufficient information to assess the relative significance of CMC. The information that would have otherwise been disclosed had CMC been treated as the predecessor to the Company, including but not limited to, (i) the historical financial statements and selected financial data of CMC audited using PCAOB standards, (ii) an MD&A discussion for CMC prior to the Transaction, and (iii) Article 12 schedules for CMC, in the opinion of the Company’s management, does not provide any additional meaningful information to investors.

Securities and Exchange Commission	13	August 15, 2018

In addition, the Company has added the unaudited financial statements for the six-month periods ended June 30, 2017 and 2018, respectively, and related discussion of the result of operations for these periods in this submission. The Company believes these additional financial information, together with the historical financial information for 2016 and 2017, provides investors with a robust disclosure of the Company’s financial results since the completion of the Transaction.

Pro Forma Financial Information for the Transaction

The Company respectfully advises the Staff that pro forma financial information with respect to the acquisition of CMC (the “Transaction”) in compliance with Article 11 of Regulation S-X is not required to be included in the prospectus. Pursuant to Rule 11-01(a), pro forma financial information shall be furnished only if the significant business combination has occurred during the most recent fiscal year or subsequent interim period for which a balance sheet is required by Rule 3-01 of Regulation S-X. Pursuant to Rule 11-02(c), a pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet is required by Rule 3-01 shall be filed unless the transaction is already reflected in such balance sheet. Pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. A pro forma condensed statement of income shall not be filed when the historical income statement reflects the transaction for the entire period. Based on these, the Company believes that the pro forma financial information in the form and content required by Article 11 of Regulation S-X is not required, because the Transaction was consummated on July 12, 2016 and the results of CMC have been fully reflected in the Company’s results as of and for the year ended December 31, 2017.

Furthermore, the Company believes that it has provided investors with sufficient information to have a meaningful comparison of its historical results taking into account the impact of the Transaction by providing (i) the comparison of its six months interim results for 2017 and 2018 (both of which periods had fully reflected the results of the business previously operated by CMC), and (ii) the selected quarterly results of operations (where results of the business previously operated by CMC have been fully reflected in all quarters since the 4th quarter of 2016). In addition, the results of CMC have been fully reflected for approximately two years in the consolidated financial statements of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 81

25.

We note that you discuss in the Overview the revenue changes from 2016 to 2017 without quantifying the impact of your acquisition of CMC in 2016. Please expand the disclosures on page 81 and elsewhere in the document to provide a balanced discussion that includes changes due to the acquisition in contrast to organic growth from period to period. Also, provide a discussion of pro forma results of operations with equal prominence to the discussion of historical results due to the significance of the impact of CMC on your operations. Please also revise the disclosure on page 113 and throughout the document accordingly.

The Company respectfully submits that since the completion of the Transaction, the CMC businesses have been fully integrated into the Company’s existing operations, and therefore the financial results of the business previously operated by CMC are substantially blended with those of the Company. For example, the Company licenses music content from music labels in a centralized manner to allow its online music products (including those previously operated by CMC) to access substantially all the tracks licensed by Company. This integration makes it impracticable, nor meaningful, for the Company to separately quantify the impact of the Transaction in contrast to its organic growth for the 2016 to 2017 comparison.

Securities and Exchange Commission	14	August 15, 2018

Furthermore, since the major factors that affected the historical performance of CMC are substantially identical to those that affect the performance of the Company’s platform (such as user growth and user engagement), the Company believes that it is not meaningful to separately quantify the impact of the Transactions for investors to assess its future trends as one integrated business.

26.

We note your statement that your services are “predominately accessed via mobile devices.” Please discuss whether you have a material amount of, or generate a material amount of revenue from, non-mobile users. We note the inclusion of PC MAUs in your total unique MAUs figure. If there are any material differences between the economics of mobile and non-mobile users, please discuss them here along with any other technical differences in the user experience such as reduced/enhanced features, interfaces, etc.

The Company respectfully submits that neither PC MAUs nor revenues from PC users for the periods presented are meaningful to investors. This is because for the historical periods presented, and for the foreseeable future based on the Company’s current expectation, the growth in the Company’s total user base and revenues had been or will continue to be primarily driven by its mobile user traffic. The Company further submits that any difference between the economics of mobile and PC users is not meaningful to investors, because such difference, if any, is not a material factor that drives the Company’s results of operations nor is it material for investors to understand the business of the Company. While the Company optimizes the functions, features and interfaces of its products based on different devices to provide optimal user experience, such customization is not material for investors to understand the business or results of operations of the Company.

Specific Factors Affecting Our Results of Operations, page 82

27.

We note your discussion of encouraging users to use multiple services across your platform. Please discuss whether such usage is prevalent at this time, where the usage of multiple services has trended for the periods discussed, and where you expect this to trend in the future.

The Company respectfully submits that given a majority of users of its social entertainment services also used its online music services during the periods presented in the prospectus, the Company’s management monitors the relative growth of its social entertainment mobile MAUs and online music mobile MAUs to assess the results of its strategy to encourage users to use multiple services. As the social entertainment mobile MAUs increased at a faster pace than the online music mobile MAUs during the periods presented in the prospectus, the prevalence of usage of multiple services had generally increased during such periods, and the Company expects such increase to continue in the foreseeable future.

Securities and Exchange Commission	15	August 15, 2018

28.

You state that your “ability to generate revenue is affected by the number of our users and the level of their engagement” and your “results of operations depend largely on our ability to convert our vast user base into paying users.” Please discuss whether you use any additional metrics, other than MAUs, paying users, and paying ratio, to measure or track user engagement and assess where you are converting users into paying users across your applications. For example, you might discuss average revenue per user, the number of programs streamed, the number of music downloaded, virtual gifts sent, and the monetary amount of virtual gifts sent.

The Company respectfully submits that it considers mobile MAUs, number of paying users, paying ratio and average revenue per paying user, or ARPPU, to be the main drivers for its online music services and social entertainment services. The Company has already disclosed mobile MAUs, number of paying users and paying ratio on pages 19 and 83 of the Revised Draft Registration Statement. In response to the Staff’s comment, the Company has revised disclosure on the same pages to include a discussion of ARPPU for both its online music services and social entertainment services during the periods presented.

(i)

For online music services, given the fact that the Company has not materially changed its pricing model for its subscription plans in the periods presented and that it only generated limited revenues from advertising, it believes that ARPPU, together with number of paying users and paying ratio, tracks trends in user engagement as engaged users generally are more willing to pay for online music services as the Company continues to improve the quantity and quality of its music content; and

(ii)

For social entertainment services, the Company believes that ARPPU, together with paying users and paying ratio, provides a meaningful proxy for the monetary amount of virtual gifts sent. The Company uses such measure to analyze user engagement because users generally are more willing to pay for social entertainment services through purchasing virtual gifts and membership privileges as they become more engaged through interacting with the performers and other users on social entertainment platforms.

29.

We note that the number of mobile MAUs, paying users, and paying ratio has been increasing for both your online music services and social entertainment services over the past two years. We also note that the much smaller number of mobile MAUs and paying users for your social entertainment services appear to generate the majority of your revenues despite having only a slightly higher paying ratio. Furthermore, while the larger online music user base generates less revenue, it appears to be a larger center of cost relative to social entertainment services. Please discuss this trend in more detail, including the reasons for this trend, its impact on your results of operations, and whether you expect this trend to continue.

In response to the Staff’s comment, the Company has revised disclosure on page 84 of the Revised Draft Registration Statement. Historically, the number of mobile MAUs, paying users and paying ratio have been increasing for both the Company’s online music services and social entertainment services. The much smaller number of mobile MAUs and paying users for its social entertainment services have generated the majority of its revenues, primarily because (i) users in China historically had a relatively lower willingness to pay for music as compared with more developed markets, and therefore the Company, in the past, has mainly focused on providing attractive music content and functionalities for its online music services, with a view towards cultivating users’ habits and willingness to pay in the long term; and (ii) as compared with online music services where users are typically only pay once for a subscription package on a monthly basis, the Company’s social entertainment services provide more opportunities for user interactions and thus more paid consumption scenarios that allow users to pay without any limit (e.g., through purchasing and sending virtual gifts). The Company expects this trend to continue in the near term. Nevertheless, as discussed above and throughout the filing, the Company believes that the product and content integration on its platform allows it to further drive user engagement and paying user conversion for both of its services in the future.

Securities and Exchange Commission	16	August 15, 2018

With respect to costs, the Company respectfully advises the Staff that its revenue sharing costs in fact accounted for a greater proportion of its total costs of revenues than licensing costs. Furthermore, licensing costs and server, cloud services and bandwidth costs are shared between both the online music services and social entertainment services, as the Company operates both services in an integrated manner. In response to the Staff’s comment, the Company has revised disclosure on pages 84 and 86 of the Revised Draft Registration Statement to clarify the shared nature of its costs.

30.

You state that you plan on investing in “long-tail content.” Please briefly describe this kind of content and the economics of it in relation to its general popularity and the number of users who download and listen to this category of content. Please also discuss any risks associated with the purchase or licensing of this category of content given its expected value and utility, if material.

The Company respectfully submits that “long-tail content” refers to less mainstream music content, including those that belong to niche genres. Such content is of a constantly evolving nature and some “long-tail content” can become more popular, and consequently, more mainstream over time. Therefore, the Company does not believe it is appropriate or meaningful to set a closed-end definition to track the number of users who download or listen to this type of music.

The Company further clarifies that it does not plan to heavily invest in “long-tail content.” Rather, it plans to continue obtaining “long-tail content” primarily in order to further diversify its content offerings, to attract a wider audience, and to capture potential opportunities as a first-mover in niche music markets. Compared to tracks licensed from music labels, “long-tail content” can typically be sourced at lower costs, thereby providing a cost-effective way to diversify its content library.

In response to the Staff’s comment, the Company has revised disclosure on page 84 of the Revised Draft Registration Statement.

As disclosed in the first Risk Factor on page 20 of the Revised Draft Registration Statement, the Company’s success in attracting and retaining users depends on its ability to continue to obtain content that caters to user preference, which includes “long-tail content.” The Company has revised this Risk Factor to specifically reference both “popular, mainstream content” and “long-tail content.”

31.

Explain how your “online music services user base serves as a funnel for driving user adoption” of your social entertainment services. Please discuss the specific means or incentives that you use to encourage the use of the latter services.

In response to the Staff’s comment, the Company has revised disclosure on page 82 of the Revised Draft Registration Statement. As disclosed, the product integration on the Company’s platform enables users to access social entertainment services from online music apps. As illustrated by the example given on page 119 of the Revised Draft Registration Statement, while listening to a song on QQ Music, users may be inspired to sing that song and share the performance with friends via WeSing or start watching a live performance of the same song by a popular live streaming performer. The Company also respectfully refers the Staff to the screenshots on page 133 of the Revised Draft Registration Statement for examples of product functions that allow users to switch between different services.

Securities and Exchange Commission	17	August 15, 2018

Key Components of Results of Operations

Revenues, page 84

32.

So that investors can better understand how your business strategies and key operating metrics affect your results of operations, please discuss the relative contributions of each source of revenue generated from your online music services. For example, it would be meaningful to understand how much revenue is generated from content sublicensing as opposed to paid music, as revenues from content sublicensing are not derived from your users and therefore are not reflective of your increased user base and conversion to paying users.

In response to the Staff’s comment, the Company has revised disclosure on page 85 of the Revised Draft Registration Statement to provide a further breakdown of its online music services revenue by subscription and others, on the basis that (i) subscription revenue accounted for the most important portion of its online music services revenue during the periods presented, and (ii) it is the only revenue stream within online music services revenue that is primarily driven by the growth of its online music mobile MAUs and paying user base.

Critical Accounting Policies, Judgments and Estimates

Share-based Compensation Expense, page 90

33.

Please expand the note (1) on pages 92 and 93 to quantify adjustments to the number of awards outstanding, the applicable exercise price and the number of shares available for issuance under share incentive plans to address the dilutive effect of the share dividend in May 2018, if material.

In response to the Staff’s comment, the Company has revised disclosure on pages 92 to 94 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 102

34.

We note that your content royalties amounts represent the minimum royalty payments that you are obligated to pay under the various agreements you have entered into. You state elsewhere that you expect content costs to increase in the future. In light of these disclosures and the increased amount of content royalty costs shown here, please discuss in results of operations whether management expects there to be materially different economic trends between the fixed royalty costs and variable royalty costs that the company will pay in the future.

In response to the Staff’s comment, the Company has revised disclosure on page 85 of the Revised Draft Registration Statement. As disclosed, historically the Company has been primarily paying minimum guarantees to its licensors. The Company expects its total royalties to continue to increase in absolute amounts in the near term. However, the future trend with respect to the relative percentage of fixed royalty costs versus variable royalty costs is not known to the Company. This is because, as disclosed in the second risk factor on page 20 of the Revised Draft Registration Statement, such mix will be subject to various factors beyond the Company’s control, including changes in its bargaining power, changes in the industry, or changes in the law or regulatory environment.

Securities and Exchange Commission	18	August 15, 2018

Holding Company Structure, page 103

35.

Please discuss why the company and its wholly-owned subsidiaries contained 66.4% of the company’s assets, but contributed only 0.3% of revenues in 2017. In addition, where material, please distinguish between your Cayman Islands holding company, your Hong Kong subsidiaries, your WFOEs based in the PRC, and your VIEs.

The Company respectfully advises the Staff that its wholly-owned subsidiaries only generate a minimal portion of its total revenues because substantially all of the Company’s businesses are subject to foreign investment restrictions under PRC law and therefore can only be conducted through its VIEs. In contrast, most of the Company’s assets are held by its offshore entities and wholly-owned PRC subsidiaries, primarily in the forms of goodwill and cash that do not generate revenues. The Company has revised disclosure on page 108 of the Revised Draft Registration Statement to disclose the foregoing.

36.

Disclose that the payment of dividends to you by your PRC subsidiaries depends on service fees paid to your PRC subsidiaries by your VIEs in China. Disclose the amount of services fees paid to your PRC subsidiaries from your VIEs in the last two fiscal years. Disclose whether you expect these levels to continue in the future.

In response to the Staff’s comment, the Company has revised disclosure on page 108 of the Revised Draft Registration Statement.

Business

Our Strategies, page 115

37.

We note your plans to reinforce your “content leadership” and “be the partner of choice” with “domestic and international music labels.” Please supplement this discussion to address how your sublicensing of content under your licensing agreements with major music labels and arrangements with competitors intersect with your ambitions to maintain content leadership. Please describe any advantages, beyond sublicensing fees, that you believe being an original licensee confers regarding your content strategy.

The Company respectfully submits that being a content sub-licensor under its master distribution agreements with music labels does not contradict, but in fact reinforces its content leadership as such sublicensing enables the Company to work closely with the music labels to drive the growth and development of China’s online music entertainment industry. As a leading online music entertainment platform, the Company also benefits from such industry development. Specifically, it enables the Company to further promote copyright protection by working closely with the music labels and other online music platforms, and to continue cultivating Chinese consumers’ willingness to pay for music content. The Company’s track record in such endeavors in turn reinforces its relationship with the music labels and makes it a go-to content partner in China for distribution of their works. Moreover, in addition to sublicensing fees, being an original licensee generally raises the industry prestige of the Company and reinforces its brand image among users, which benefits its sales and marketing strategy in the long term. In response to the Staff’s comment, the Company has revised disclosure on pages 137 and 138 of the Revised Draft Registration Statement.

Our Brands and Products, page 117

38.

Please provide context for your statement about how social interactions are “deeply integrated” in your products and “help generate a strong network effect” across your platform given that Weixin/WeChat, QQ, etc. will be products of a related party after the offering.

The Company respectfully advises the Staff that the extensive social interactions on its platform are not primarily achieved via Weixin/WeChat or QQ. Instead, various social functions such as sharing, liking, commenting, following, virtual gifting and other interactive features are seamlessly integrated into different products offered by the Company, which drive user engagement as its user base grows. Such social interactions are further strengthened through the Company’s cooperation with Tencent, which allows users to discover music from and share music with their Weixin/WeChat and QQ friends. In response to the Staff’s comment, the Company has revised disclosure on pages 1, 81 and 118 of the Revised Draft Registration Statement.

Securities and Exchange Commission	19	August 15, 2018

Our Content, page 128

39.

We note your statement that “[a]ll the tracks that we license from music labels are generally available to users across our different products.” Please clarify whether the music that you license is also available on, and for use by, WeSing and your other karaoke applications. Discuss under what circumstances tracks are not available across different products.

The Company respectfully submits that the music it licenses is made available to users of its online karaoke services if permitted by the terms of its license agreements with the relevant music labels. Under certain circumstances, some tracks are not available across different products as certain artists or rights owners require us to publish their music content on a specific platform or in a specific format. The Company has revised disclosure on page 135 of the Revised Draft Registration Statement to clarify this.

40.

You state that you supplement your music offerings with a library of reviews and articles “written or curated by our in-house editorial team.” Please disclose whether you have any agreements with other Tencent entities, such as China Literature for example, to provide these reviews and articles.

The Company respectfully advises the Staff that it does not have any agreements with other Tencent entities to provide music-related reviews or articles. Rather, such content is produced by the Company’s in-house editorial team.

How We Generate Revenue, page 130

41.	Please expand your discussion of sublicensing to address the relatively short duration of these agreements.

In response to the Staff’s comment, the Company has revised disclosure on page 137 of the Revised Draft Registration Statement to clarify that the sublicensing agreements it enters into with other online music platforms in China typically have a term of one year, renewable by mutual agreement of the parties. The Company respectfully submits that unlike the long-term master distribution agreements, it typically enters into sublicensing agreements on relatively shorter terms to preserve more flexibility to respond to changes in relationships with its sub-licensees and in the overall industry.

42.

Please provide more detailed information regarding your virtual gift sales. We note disclosures in your notes to the financial statements which make reference to consumable, time-based, and durable virtual gifts. Please explain exactly how the virtual gift process works in practice including the incentives for users to purchase and give these gifts, how TME actually earns revenue from user virtual gift purchases, and the degree to which, if at all, these gifts are a prerequisite for certain usage features in your apps.

In response to the Staff’s comment, the Company has revised disclosure on page 138 of the Revised Draft Registration Statement.

Securities and Exchange Commission	20	August 15, 2018

Management, page 153

43.

We note that several of your directors are current officers or employees of Tencent Holdings. Please discuss the specific conflicts of interest this presents, potential conflicts which may arise, and the specific processes through which TME will (or intends to) address or oversee these conflicts.

In response to the Staff’s comment, the Company has revised disclosure on pages 38, 39 and 165 of the Revised Draft Registration Statement. The Company respectfully submits that as disclosed on pages 165 and 166 of the Revised Draft Registration Statement, future related party transactions with Tencent entities will be subject to review and approval by its audit committee which will be established in compliance with the independence requirements under the relevant rules. In addition, all of the Company’s directors, including those who are Tencent employees, are bound by fiduciary duties to act in the best interests of the Company’s shareholders under Cayman Islands law and its corporate governance documents.

Principal and Selling Shareholders, page 164

44.	We note your discussion of the Tencent Voting Undertaking. Please clarify why you have only associated 50% of Spotify’s shares with Tencent Holdings in this chart.

In response to the Staff’s comment, the Company has revised disclosure on page 174 of the Revised Draft Registration Statement.

45.	Please clarify whether the post-offering columns will reflect the ADSs issued per the Assured Entitlement Distribution.

In response to the Staff’s comment, the Company has revised disclosure on page 173 of the Revised Draft Registration Statement.

Description of Share Capital

Spotify Investor Agreement, page 181

46.	Briefly disclose the purpose behind the Spotify transactions. In addition, please disclose the limited exceptions pursuant to which Spotify may transfer ordinary shares within the three year period.

In response to the Staff’s comment, the Company has revised disclosure on pages 72 and 190 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it has previously disclosed the limited exceptions pursuant to which Spotify may transfer ordinary shares within its lock-up period on page 190 of the Revised Draft Registration Statement.

Underwriting, page 199

47.	Please provide more detail regarding the exceptions to the lock-up agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 209 of the Revised Draft Registration Statement. While the lock-up agreements are still subject to negotiation, the exceptions for the Company to which the disclosure refers is (i) the exception for the issuance of the shares to be sold as part of the assured entitlement distribution, as well as (ii) other necessary exceptions for the completion of this offering, namely for the issuance of the shares to be sold in the offering and for the re-designation of outstanding ordinary shares as Class A and Class B ordinary shares upon the completion of the offering. The exceptions for directors, executive officers, shareholders and option holders to which the disclosure refers are customary exceptions where the transferee agrees to the same restrictions as the transferor, such as donations and gifts, transfers to a family trust, and transfers to partners or shareholders of the transferor.

Securities and Exchange Commission	21	August 15, 2018

Tencent Music Entertainment Group

Financial Statements for the Years Ended December 31, 2016 and 2017

Note 2 - Summary of significant accounting policies

2.5 Segment reporting, page F-23

48.

We note that you have only one operating segment and that your CODMs do not segregate the Group’s business by product or service lines. We also note on page 23 in Risk Factors that minimum guarantees in licenses may limit your flexibility in reacting to changes in your business and “market segments in which” you operate. Please expand your segment disclosure to address these “market segments” and tell us why you believe that operating in different market segments does not constitute more than one operating segment.

The Company respectfully clarifies that in the Risk Factors on page 23, “market segments” means the music industry the Company operates in. The Company has amended the risk factor accordingly to avoid confusion. The Company’s operating segments are reported in a manner consistent with the internal reporting provided to its chief operating decision makers, who do not segregate the Company’s business by product or service lines. Hence, the Company has only one operating segment in accordance with IFRS 8 “Operating Segments.”

2.6 Foreign currency translation, page F-23

49.

We note that the major operations of the Group are within the PRC but that you state that the functional currency is the U.S. Dollar. Please tell us the basis for your conclusion that the functional currency is the U.S. Dollar despite the use of the Renminbi in the PRC, which is the primary economic environment in which you operate. Please use the guidance in IAS 21 in your response.

The Company respectfully submits that the functional currency of the Company, a Cayman Islands company, is US dollars, which is determined after considering the primary and secondary indicators as stated in paragraphs 9 and 10 of the IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”). All the revenue of the Group are generated by the Company’s subsidiaries operate in the PRC (they generated revenue in Renminbi and under a Renminbi environment, therefore all of these PRC subsidiaries have adopted Renminbi as their functional currency), while the Company itself is an investment holding company and does not conduct any substantive operations of its own, except for financing activities and paying certain administrative expenses outside the PRC.

According to paragraph 11 of the IAS 21, an entity is required to consider primary and secondary indicators to determine functional currency.

Primary indicators include the currency that mainly influences revenue and expenses. The Company does not conduct any substantive operations and does not record revenues, but substantially all of its expenses are paid outside of China and denominated in U.S. dollar, which indicates that its functional currency is U.S. dollar.

Secondary indictors include the currency in which funds from financing activities are generated and receipts from operating activities are retained. The factor of retention of operating income is not applicable to the Company as its does not record any operating income. The fact that all the funds raised by the Company in the past were denominated in U.S. dollars indicates the functional currency is U.S. dollars.

Securities and Exchange Commission	22	August 15, 2018

2.19 Employee benefits, page F-30

50.

We note that you do not recognize employee entitlements to sick and maternity leave until the time of leave. Tell us the reason that these benefits are not accrued based on historical estimates and whether the amounts are material to your results of operations.

The Company respectfully submits that according to paragraph 14 to the IAS 19 “Employee Benefits” (“IAS 19”), employee entitlement to paid absences falls into two categories, accumulating and non-accumulating. The employee entitlements to sick and maternity leave are non-accumulating as these paid absences do not carry forward, are lapse if the current period’s entitlement is not used in full and do not entitle employees to a cash payment for unused entitlement when leaving the Company. Therefore, the Company is not required to accrue liability or expense until the time of the absence because employee service does not increase the amount of the benefit according to paragraph 18 of IAS 19.

2.22 Revenue Recognition, page F-32

51.

Please help us better understand the nature of your cost per display advertising arrangements. In addition, tell us how you concluded that the revenue should be recognized ratably rather than when each advertisement is displayed. Reference IFRS 15.31 through 45.

In response to the Staff’s comment, the Company has revised disclosure on page F-33 of the Revised Draft Registration Statement. The Company respectfully clarifies that the cost per display advertising refers to the arrangement that the Company sold to and charged its customers for displaying a particular ad for certain period of time and usually is counted on a per day basis. The activities that the Company performs in displaying the advertising is a series of distinct goods or services that are substantially the same and are provided over a period of time. As a result, the Company determined this obligation is a series of distinct services and the revenue is recognized ratably over the contracted period of display based on a time-based measure of progress as the Company’s efforts are expended evenly over the period of performance.

52.

Please help us better understand the nature of the downloads provided in your subscription packages. Tell us how you considered whether these downloads should be treated as separate performance obligations. In addition, tell us how you considered whether revenue from the downloads should be recognized at a point in time. Reference IFRS 15.27 through 30 and IFRS 15.38.

In response to the Staff’s comment, the Company has revised disclosure on page F-32 of the Revised Draft Registration Statement. The Company respectfully clarifies that the Company provides to its users certain subscription packages which entitle subscribers a fixed amount of downloads per month. The downloads provided in the subscription packages are non-accumulating as these unused downloads during one month do not carry forward for next month, lapse if the current subscription packages expire and are non-refundable. Accordingly, despite the fact that downloads being identified as separate performance obligations, this performance obligation will be satisfied in the period (a month) generally coincident with the other performance obligations of the subscription packages that are recognizing over time (a month).

Securities and Exchange Commission	23	August 15, 2018

53.

Your disclosure on page F-67 suggests that content license agreements have terms of up to five years. Please tell us the length of your content sublicense agreements. To the extent the terms of these sublicense agreements are more than one year, please tell us how you considered disclosing the transaction price allocated to the remaining sublicense performance obligations. Refer to IFRS 15.120-122.

The Company respectfully clarifies that the term of substantially all of its content sublicense agreements is typically one year as these agreements are negotiated on an annual basis. The remaining performance obligations associated with the sublicense agreements that have a term of over one year are immaterial.

54.

Please quantify the significance of advertising arrangements for which you recognize revenue gross of payments remitted to advertising agencies and those which you recognize revenue net of such amounts. Provide us more details regarding the terms of the arrangements where revenue is recognized on a net basis and clarify why you do not believe that amounts excluded from revenue are part of your transaction price. Reference IFRS 15.9 and IFRS 15.47.

The Company respectfully clarifies that the advertising arrangements recognize revenue gross of payments and net of payments to advertising agencies accounted for approximately 6.8% and 3.0% of the Company’s revenue for the year ended December 31, 2016, respectively, and 3.5% and 1.6% of the Company’s revenue for the year ended December 31, 2017, respectively. For advertising arrangements for which the Company recognizes revenue net of payments remitted to advertising agencies, the Company identifies the advertising agencies as its customers since the Company only negotiates the advertising terms, price and payment solely and directly with these advertising agencies and entered into contract with them instead of the advertisers, and the Company’s service is obligated to the advertising agencies instead of the advertisers according to the contracts. As a result, the payments remitted to these advertising agencies represent the consideration payable to a customer and is accounted for as a reduction of the transaction price according to paragraph 72 to IFRS 15 and thereafter as a reduction of revenue recognized. For the advertising arrangements for which the Company recognizes revenue gross of payments remitted to advertising agencies, the advertising agencies are acting on behalf of the Company in negotiating with advertisers. Therefore the amounts paid to the agencies in these situations are payments made as a commission to an agent.

55.

Please tell us how you determined that sales of digital music singles and albums to users should be recognized over the expected service period. Tell us how you considered whether the revenue should be recognized when control of the digital music is transferred to the user. In addition, tell us how you considered whether the streaming service is a separate performance obligation. Reference IFRS 15.27 through 30 and IFRS 15.38.

The Company respectfully advises the Staff that the Company provides its users with the opportunity to purchase early release access to certain new digital music singles and albums. The singles and albums can be streamed or downloaded via the Company’s platform. These singles and albums can be downloaded and streamed only through the Company’s platform. Such music singles and albums will be made available to all users to access after the initial launch period which is generally three months. The Company considers that it providing the early access to the newly launched singles and albums within its platform as opposed to providing functional intellectual property to the users. As a result, the performance obligation of providing early access is satisfied over time (paragraphs 35 to 37 of IFRS 15).

Securities and Exchange Commission	24	August 15, 2018

56.

We note your disclosure that it is impractical to bifurcate the fees between existing content and new content in arrangements where you sublicense certain of your music content to other music platforms. Please further explain this statement and tell us how it has impacted your determination of performance obligations for these arrangements. In addition, it appears that not all of your content is sublicensed to another music platform. Tell us more about the terms of these arrangements. Reference IFRS 15.27 through 30.

The Company respectfully advises the Staff that the Company sublicenses both existing and new licensed content from content partners under certain content license agreements. The content licensed from the content partners, and then sublicensed by the Company, is a dynamic, evolving library of content, including the addition of all new content, as well as the removal of existing content in some situations. The mix of existing and new content is controlled by the Company’s content partners, so any changes made by the content partners must also be made by the Company to its customers. While the existing content and the new content might be capable of being distinct, the Company does not believe that they are distinct in the context of the contract with its customers. End users of the Company’s music content derive the benefit of their sublicense through the ability to access all available music, not just existing or future content. Accordingly, the Company considers the performance obligation to be access to an evolving library of content and therefore a single performance obligation satisfied over a period of time. In response to the Staff’s comment, the Company has revised disclosure on pages F-32 of the accounting policies to clarify the above.

The sublicensing agreements are similar to the master licensing agreements with the Company’s content partners, including licensing conditions, copyright protection requirements, marketing arrangements and other commercial clauses. As to the scope of contents library sublicensed, it is negotiated and mutually agreed between the Company and other music platforms, and it is also affected by other platforms’ willingness and ability to pay for the contents.

57.	Please quantify for us the costs associated with free virtual gifts offered to customers and explain how you classify these costs in your income statements.

The Company respectfully advises the Staff that it does not incur incremental costs when free virtual gifts are offered to and utilized by customers. As a result, no such costs have been recorded in the Company’s income statements.

58.

Please tell us how you considered whether to further disaggregate revenue from your online music services and social entertainment services and other services into additional categories. It appears that the nature of certain services in the current categories is different from other services. Refer to IFRS 15.114 and IFRS 15 B87-B89.

In response to the Staff’s comment, the Company has revised the disclosure on page F-39 to include additional line item of its revenue from subscription as subscription revenue accounted for the most significant portion of its online music services revenue during the years ended December 31, 2016 and 2017.

Note 28 - Events occurring after the reporting period, page F-69

59.	Please disclose the value of licensed content transactions with certain strategic investors, if material.

In response to the Staff’s comment, the Company has revised the disclosure on page F-69 to include the value of licensed content transaction with certain strategic investors.

Securities and Exchange Commission	25	August 15, 2018

General

60.

We note references to third-party market data throughout the prospectus, including references to the report you commissioned from iResearch. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing each statement with the underlying factual support.

In response to the Staff’s comment, the Company has supplementally submitted under separate cover with copies of the relevant portions of the industry and market data from iResearch cited in the Revised Draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the Revised Draft Registration Statement.

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Securities and Exchange Commission	26	August 15, 2018

If you have any questions regarding this submission, please contact James C. Lin at +852 2533-3368 (james.lin@davispolk.com) or Li He at +852 2533-3306 (li.he@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He

cc:	Mr. Cussion Kar Shun Pang, Chief Executive Officer

Mr. Tony Cheuk Tung Yip, Chief Strategy Officer

Ms. Min Hu, Chief Financial Officer

Tencent Music Entertainment Group

Ms. Z. Julie Gao, Esq., Partner

Mr. Will H. Cai, Esq., Partner

Skadden, Arps, Slate, Meagher & Flom LLP

Ms. Shirley Yeung, Partner

PricewaterhouseCoopers Zhong Tian LLP